DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG



05006483

SUPPL

File No. 82-4939

March 9, 2005



Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure related to the implementation of a remuneration plan,

which was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

Attachments

<u>By Hand Delivery</u>



PROCESSED
MAR 22 2005
THOMSON FINANCIAL

(NY) 07945/001/12G05/02.04.sec.doc

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT DISCLOSURE

The Board of Directors of the Company has approved the implementation of a remuneration plan consisting of the payment of part of the beneficiaries' 2004 remuneration in the form of shares of Grupo Ferrovial, S.A. The main characteristics of the Plan are as follows:

- Purpose: The purpose of the Plan is to increase employees' and executives' ownership interest in the Company and to enable them to link part of their remuneration with the performance of Grupo Ferrovial, S.A. shares.

- Beneficiaries: Employees and Executives of the companies comprising the corporate group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent and have their residence in Spain for tax purposes; this is estimated to number approximately 500 people. This system will be voluntary.

- Limit: Participants may collect at most 12,000 euro in the form of shares. The total number of shares delivered will depend on the final number of participants who join the Plan and the price of Grupo Ferrovial, S.A. shares on the delivery date. On the approval date, the Plan represents approximately 136,500 shares (0.09% of capital stock).

- Valuation and provenance of the shares: The value of the shares to be delivered will be the price of the Grupo Ferrovial, S.A. share at the end of trading on the stock market on the date of delivery to participants. All the shares will come from treasury stock.

- Executive Directors and senior managers: The application of the Plan to Executive Directors and to executives who report directly to delegate bodies of the Board of Directors is subject to approval of the Plan by the Shareholders' Meeting of Grupo Ferrovial, S.A.

Madrid, 4 February 2005

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.